

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Alan B. Levan
Chairman, Chief Executive Officer and President
Bluegreen Vacations Holding Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

  Re: Bluegreen Vacations Holding Corporation
   Registration statement on Form S-4
   Filed April 19, 2021
   File No. 333-255343

Dear Mr. Levan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Alison W. Miller